Exhibit 99.1

Notice of Extraordinary General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz will be held on 19 November 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated General Meeting of Shareholders will be held on 20 November 2024 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Extraordinary General Meeting of Shareholders:

1.
Approval of the agenda of the Extraordinary General Meeting of shareholders of JSC Kaspi.kz;
2.
Distribution of dividends on common shares of JSC Kaspi.kz and approval of a dividend amount per share;
3.
Approval of amended Charter of JSC Kaspi.kz;
4.
Election of the Board Member due to resignation of one of the Board Members;
5.
Approval of the amount and terms of remuneration and reimbursement of expenses of the Board Members incurred while performing Board Member's duties;
6.
On entering into a major transaction (and the Company's participation in the activities of a legal entity), as a result of which the Company acquires or alienates (may acquire or alienate) property, the value of which is 50 percent or more of the total book value of the Company's assets.

The list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 18 October 2024.

The Board of Directors recommends 850 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends payable to holders of JSC Kaspi.kz’s common shares is 18 November 2024.

The expected dividend record date for holders of JSC Kaspi.kz’s American Depositary Shares (“ADSs”) is 20 November 2024.

For further information

please visit our IR website or contact David Ferguson, david.ferguson@kaspi.kz

+44 7427 751 275